October 13, 2011

Ms. Jennifer Thompson
Securities and Exchange Commission
Washington, DC 20549

RE:     Solar Acquisition Corp
           Item 4.01 Form 8-K
           Filed April 15, 2011
           File No. 1-34438

Dear Ms. Thompson:

Item 4.01 Form 8-K Filed April 15, 2011

1.	We have corrected the file number.

2.	There were no disagreements with our former accountant for the last two fiscal years and any interim period through April 1, 2011 and we have revised the disclosure.

3.	We have revised our disclosure to reflect Item 304. We did not apply regulation S-B nor will we refer to Regulation S-B in future filings.

4.
We believe that “Gruber & Company, LLC”  and “Randall Gruber Certified Public Accountants and Consultants” are the same firm.  We relied on our auditors delivery and review of the filing as confirmation of its admissibility in the filing.

5.	We have made every effort for several months to contact Randall Gruber to resolve this matter. He has not responded to email, telephone, or first class mail requests.

6.	We have revised our disclosure to reflect that there were no consultations with the new accountants during the two most recent fiscal years and any subsequent periods prior to the engagement.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing. We further acknowledge that staff comments or changes to the disclosure do not foreclose the Commission from taking any action regarding the filing and we also acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOLAR ACQUISITION CORP

Peter C. Klamka
President